CERTIFICATE OF AMENDMENT

TO DECLARATION OF TRUST

OF THE MEEDER FUNDS

Approval of the Amendment to the Agreement and Declaration of Trust

The Trustees of the Meeder Funds, organized and existing as a Massachusetts business trust, do hereby amend the Declaration of Trust as of the 13th day of September, 2018, as follows:

Section 9.6 of Article IX of the Declaration of Trust of the Meeder Funds Trust is hereby amended and revised to read as follows:

Section 9.6. Incorporation of Reorganization of Series.

With the approval of a Majority Shareholder Vote of any series, the Trustees may sell, lease or exchange all of the Trust Property allocated or belonging to that series, or cause to be organized or assist in organizing a corporation or corporations under the laws of any other jurisdiction, or any other trust, unit investment trust, partnership, association or other organization, to take over all of the Trust Property allocated or belonging to that series and to sell, convey and transfer such Trust Property to any such corporation, trust, unit investment trust, partnership, association, or other organization in exchange for the shares or securities thereof or otherwise. Nothing contained herein shall be construed as requiring approval of Shareholders for the merger or consolidation of two or more series within the Trust, except as may be required by the 1940 Act.